ParkerVision Reports Second Quarter 2022 Results

Jacksonville, Fla., August 9, 2022 – ParkerVision, Inc. (OTCQB: PRKR) (“ParkerVision”), a developer and marketer of technologies and products for wireless applications, today announced results for the three and six months ended June  30, 2022.

Recent Developments

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Following approval of a motion filed with the Texas court, ParkerVision (the “Company”) filed an amended complaint in ParkerVision v. Intel to add willful infringement based on information obtained in discovery.

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On August 5, 2022, the court issued a new scheduling order moving the Intel trial date approximately eight weeks to February 6, 2023 to accommodate additional time for extended deadlines for discovery and other related items as a result of the Company’s amended complaint.

•	Texas court issued its claim construction order in ParkerVision v. LG Electronics with the majority of the terms decided in the Company’s favor.

•	The Company is preparing to file its appellate brief this month in ParkerVision v. Qualcomm to appeal the Orlando district court’s summary judgment ruling in March 2022.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We continue to prepare for trial in Waco, Texas in our case against Intel.  The trial date was moved eight weeks to accommodate an extension of discovery and expert reports based on the court’s agreement to allow the Company to amend its complaint to add willfulness to the infringement claims.  We look forward to presenting the facts of this case to a jury.”

Mr. Parker continued, “We expect to file our appeal brief in the Qualcomm case this month.  We believe the brief will clearly explain the Orlando court’s error in its disposal of our long-awaited day in court and denial of our right to a jury trial on Qualcomm’s infringement.”

Financial Results

•	Net loss for the second quarter of 2022 was $4.4 million, or $0.06 per common share, compared to a net loss of $4.4 million, or $0.06 per common share for the second quarter of 2021.
•	Net loss for the first half of 2022 was $4.1 million, or $0.05 per common share, compared to $6.9 million, or $0.10 per common share for the first half of 2021.
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The 41% decrease in year-to-date net loss is primarily the result of a decrease in the loss from changes in fair value of contingent payment obligations resulting from a sharp increase in interest rates during the first half of 2022.

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The Company used cash for operations of approximately $1.6 million in the six months ended June 30, 2022 compared to approximately $6.1 million in cash used for operations during the same period in 2021.  Cash used for operations in 2021 included the payment of approximately $4.0 million in current liabilities, primarily for the purpose of settling outstanding litigation fees and expenses.

•	ParkerVision received approximately $1.7 million in proceeds from the sale of five-year convertible notes from May to August 2022.

About ParkerVision

ParkerVision, Inc. invents, develops and licenses cutting-edge, proprietary radio-frequency (RF) technologies that enable wireless solution providers to make and sell advanced wireless communication products.  ParkerVision is engaged in a number of patent enforcement actions in the U.S. to protect patented rights that it believes are broadly infringed by others. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2021 and the Forms 10-Q for the quarters ended March 31, 2022 and June 30,  2022. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy French
Chief Financial Officer
ParkerVision, Inc
cfrench@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights

(in thousands)	(unaudited) June 30, 2022	December 31, 2021
Cash and cash equivalents	$846	$1,030
Prepaid expenses and other current assets	386	599
Intangible assets & other noncurrent assets	1,588	1,811
Total assets	2,820	3,440

Current liabilities	2,227	1,646
Contingent payment obligations	43,460	43,063
Convertible notes	4,280	2,895
Other long-term liabilities	2	613
Shareholders’ deficit	(47,149)	(44,777)
Total liabilities and shareholders’ deficit	$2,820	$3,440

ParkerVision, Inc.

Summary Results of Operations (unaudited)

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30,		June 30
	2022	2021	2022	2021
Licensing revenue	$-	$-	$-	$-
Cost of sales	(3)	-	(6)	-
Gross margin	(3)	-	(6)	-

Selling, general and administrative expenses	1,652	1,848	3,585	4,128
Total operating expenses	1,652	1,848	3,585	4,128

Other income and (interest expense), net	(44)	116	(78)	79
Change in fair value of contingent payment obligations	(2,699)	(2,674)	(397)	(2,824)
Total other income (loss), net	(2,743)	(2,558)	(475)	(2,745)

Net loss	$(4,398)	$(4,406)	$(4,066)	$(6,873)

Basic and diluted net loss per common share	$(0.06)	$(0.06)	$(0.05)	$(0.10)

Weighted average shares outstanding	77,970	71,933	77,763	67,836

ParkerVision, Inc.

Summary of Cash Flows

(unaudited)

	Six Months Ended
(in thousands)	June 30,
	2022	2021
Net cash used in operating activities	$(1,609)	$(6,101)
Net cash used in investing activities	(4)	(2)
Net cash provided by financing activities	1,429	5,963

Net decrease in cash and cash equivalents	(184)	(140)

Cash and cash equivalents - beginning of period	1,030	1,627

Cash and cash equivalents - end of period	$846	$1,487